Exhibit 4.1

FIRST AMENDMENT TO RIGHTS AGREEMENT

FIRST AMENDMENT (the “Amendment”), dated as of April 24, 2007, to the Rights Agreement dated as of July 1, 1999 (the “Rights Agreement”) by and between K2 Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A. as successor rights agent (the “Rights Agent” or “Computershare”). Capitalized terms not defined herein shall have the respective meaning ascribed to them in the Rights Agreement.

WHEREAS, the Company is a party to an Agreement and Plan of Merger (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), dated as of April 24, 2007, by and among Jarden Corporation, a Delaware corporation (“Parent”), K2 Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), subject to stockholder and regulatory approval and other terms and conditions;

WHEREAS, concurrently with the execution of the Merger Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, Parent and certain stockholders of the Company have entered into a voting agreement dated as of the date of the Merger Agreement (the “Voting Agreement”);

WHEREAS, the Merger Agreement contemplates that the Company will amend the Rights Agreement to the extent necessary to render the Rights Agreement inapplicable to the Merger Agreement, the Voting Agreement and the transactions contemplated thereby;

WHEREAS, for the avoidance of doubt, the Board of Directors has determined that it is in the best interests of the Company and its stockholders to amend the Rights Agreement to exempt the Merger Agreement, Voting Agreement and the transactions contemplated by such agreements from the application of the Rights Agreement as provided for herein;

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Board of Directors of the Company may, from time to time, without the approval of any holders of Rights, supplement or amend any provision of the Rights Agreement in accordance with Section 27 thereof and so direct the Rights Agent to so supplement or amend such provision;

WHEREAS, pursuant to a resolution duly adopted on April 24, 2007, the Board of Directors of the Company has approved this Amendment, has directed the officers of the Company to execute and deliver it to the Rights Agent, and has directed the Rights Agent to execute this Amendment and deliver it to the Company; and

WHEREAS, Harris Trust Company of California (“Harris Trust Company”) served as the rights agent under the Rights Agreement until it was succeeded as rights agent by Computershare whereby Computershare, as successor to Harris Trust Company, undertook the duties and obligations of the Rights Agent under the terms and conditions of the Rights Agreement.

NOW THEREFORE, in accordance with Section 27 of the Rights Agreement, the Company and Rights Agent hereby amend the Rights Agreement, effective as of April 24, 2007, as follows:

1. Substitution of Computershare Trust Company, N.A. “Computershare Trust Company, N.A.” shall be substituted throughout the Rights Agreement and Exhibits to the Rights Agreement for “Harris Trust Company of California” and all abbreviated versions of Harris Trust Company. Each and every reference in the Rights Agreement to “Rights Agent” shall be deemed a reference to Computershare.

2. A new Section 35 of the Rights Agreement is added as follows:

“Notwithstanding anything in this Agreement to the contrary, this Agreement, including, without limitation, Section 13 hereof, shall not apply in any manner to the Agreement and Plan of Merger (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), dated as of April 24, 2007, by and among Jarden Corporation, a Delaware corporation (“Parent”), K2 Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Parent, and the Company, the Voting Agreement entered into by certain executive officers and directors of the Company as provided for in the Merger Agreement (collectively, the “Voting Agreements”), the merger of Merger Sub with and into the Company, as provided for in the Merger Agreement (the “Merger”), or any other transactions contemplated by the Merger Agreement or the Voting Agreements, as well as to any compliance with the terms of the Merger Agreement and the Voting Agreements, such that, without limiting, and in furtherance of the foregoing, (a) the execution, delivery and performance of, and compliance with, the Merger Agreement and the Voting Agreements and the consummation of the Merger and any of the other transactions contemplated by the Merger Agreement or the Voting Agreements shall not be or otherwise be deemed to be, and shall not constitute, a Section 13(a) Event, (b) a 15% Ownership Date shall not occur, and the Rights issued under this Agreement shall not become exercisable, as a result of or in connection with the execution, delivery or performance of, or compliance with, the Merger Agreement or the Voting Agreements or the consummation of the Merger or any other transactions contemplated by the Merger Agreement or the Voting Agreements, and (c) the Rights Expiration Date shall occur immediately prior to the effective time of the Merger; provided, however, that all actions set forth above exempting the Merger Agreement, the Voting Agreements, the consummation of the Merger and any other transactions contemplated by the Merger Agreement or the Voting Agreements from the terms of this Agreement shall be automatically and immediately revoked in the event of any termination of the Merger Agreement, with the result that this Agreement shall remain in full force and effect after any termination of the Merger Agreement and shall be applicable to Parent, Merger Sub and any of their affiliates with the same effect as though the amendment to this Agreement set forth in the Amendment to this Agreement dated as of April 24, 2007 (the “Amendment”) had not occurred; provided, further, that the

Amendment shall not exempt from the terms of this Agreement any action taken by Parent, Merger Sub or any other party not expressly provided for in the Merger Agreement or the Voting Agreements, including, without limitation, acquisitions of Common Shares in the open market, pursuant to a tender or exchange offer or in block trades.”

3. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts made and performed entirely within such state.

4. This Amendment may be executed by any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all of such counterparts shall together constitute but one and the same instrument.

5. In all respects not inconsistent with the terms and provisions of this Amendment, the Rights Agreement is hereby ratified, adopted, approved and confirmed. In executing and delivering this Amendment, the Rights Agent shall be entitled to all of the privileges and immunities afforded to the Rights Agent under the terms and conditions of the Rights Agreement.

6. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment, and of the Rights Agreement, shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

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IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed, all as of the date and year first above written.

K2 INC.

By:	/s/ Monte H. Baier

Name:	Monte H. Baier
Title:	Vice President and General Counsel

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Kellie Gwinn

Name:	Kellie Gwinn
Title:	Vice President

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